August 9, 2016

VIA EDGAR

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Senior Housing Properties Trust (the “Company” or “we”, “our” or “us”)

Form 10-K for the fiscal year ended December 31, 2015

Filed February 24, 2016 (the “Filing”)

File No. 001-15319

Dear Mr. Gordon:

We are writing in response to your letter dated July 27, 2016. For your convenience, your original comment appears below in bold text and is followed by our response.

Form 10-K for fiscal year ended December 31, 2015

Accounting for Investment in RMR Inc., page F-23

1.                                    Please tell us how you determined it was appropriate to record your investment in RMR Inc. at its estimated fair value.  Also, please tell us how you determined it was appropriate to record a liability for the difference between your cash and share consideration and the estimated fair value.  Finally, tell us how you determined it is appropriate to amortize the liability as a reduction to G&A expense.  Within your response, please reference the authoritative accounting literature management relied upon.

On June 5, 2015, we and three other real estate investment trusts to which The RMR Group LLC, or RMR LLC (a subsidiary of The RMR Group Inc., or RMR Inc.), provides management services – Government Properties Income Trust, Hospitality Properties Trust and Select Income REIT, collectively, the Other REITs – participated in a transaction, or the Up-C Transaction, by which we and the Other REITs each acquired class A common stock of RMR Inc.

The Up-C Transaction was one transaction comprised of several actions that closed simultaneously and were a condition of each other.  The most significant actions that occurred as part of the closing of the Up-C Transaction on June 5, 2015 included the following:

Mr. Daniel L. Gordon

August 9, 2016

•               We contributed to RMR Inc. aggregate consideration of $58.4 million1, comprised of 2,345,000 of our common shares and $14.0 million in cash.

•                 RMR Inc. issued 5,272,787 class A common shares to us valued at $136.3 million2.

•              We and RMR LLC amended and restated our business management agreement and our property management agreement, or collectively the Management Agreements, to among other things, extend the terms of our Management Agreements for 20 years through December 31, 2035.

The amendments to the Management Agreements represented a significant change from the one year term of our then existing management agreements with RMR LLC. Our decision to extend the term of the Management Agreements was predicated on RMR Inc. providing us and the Other REITs the economic benefits of an aggregate 48.4% economic interest in RMR LLC at a significantly reduced valuation. The amendments to the Management Agreements, and the resulting added security of cash flows for RMR LLC, were an express condition to the consummation of the Up-C Transaction.  This condition of the Up-C Transaction is also referenced in the recitals to the transaction agreements relating to the Up-C Transaction,  which expressly state that the amendment and restatement of our and the Other REITs’ Management Agreements with RMR LLC was a condition of and a material inducement to the Up-C Transaction.

Based on the relevant facts and our consideration of the accounting literature, we concluded we should record the RMR Inc. common shares we received in the Up-C Transaction at fair value as of June 5, 2015. We also concluded we should record a liability representing the difference between the fair value of the RMR Inc. shares we received and the fair value of our common shares issued and cash paid by us. This liability is being amortized against business management and property management expense over the 20 year terms of the Management Agreements.

We accounted for this transaction as a multiple element arrangement that included 1) the receipt of RMR Inc. shares in exchange for our shares and cash and 2) an inducement payment for us to amend the Management Agreements.  This exchange of common shares represents a revenue related transaction from RMR Inc.’s perspective (as the vendor) and a cost of services transaction from our perspective (as the customer).  We are not aware of any direct accounting guidance available to customers in a multiple element arrangement. In determining how to identify the components of the Up-C Transaction, we considered the speech at the AICPA National Conference in December 2006 by Joseph McGrath, of the Staff of the Securities and Exchange Commission, in which he discussed multiple element arrangements outside the area of revenue recognition. Mr. McGrath indicated the Staff had encountered a number of instances where transactions or agreements contained multiple elements and were not otherwise subject to specific accounting literature which raised two questions: (i) should the arrangement be separated into two or more elements for accounting purposes and (ii) how should the elements be measured? Regarding the first question, Mr. McGrath stated that the

1  In the Filing, the value of the consideration is stated as $60.7 million.  The valuation for the part of that consideration that consisted of our common shares was determined pursuant to the contractual terms for the Up-C Transaction.  Pursuant to those contractual terms, our common shares were valued based on the closing trading prices for our common shares on the New York Stock Exchange at the volume weighted average for the twenty days preceeding the Up-C Transaction.  In contrast, for GAAP purposes, our common shares were valued as of June 5, 2015, the date of the Up-C Transaction.

2  For more information about how this valuation was derived, please see the Registration Statement on Form S-1 (File No. 333-207423) filed by RMR Inc. and related publicly filed correspondence between the Staff and RMR Inc. related to the initial distribution of the RMR Inc. shares.

Mr. Daniel L. Gordon

August 9, 2016

Staff asked registrants to consider whether: (i) the elements had independent economic value or substance; (ii) any of the elements separately would meet the definition of an asset or liability; (iii) there are instances where similar elements would be purchased or sold on an individual basis and (iv) the company has a reasonable basis to make an allocation among the elements. Regarding the second question, Mr. McGrath indicated that the Staff generally believes that fair value is a more appropriate allocation basis than the stated amounts in the contract.  Based on this guidance, we concluded that the two separate elements of the transaction, the shares received and the inducement payment from a vendor, should be accounted for separately.

There is also no direct guidance for a customer on how to measure the elements received in a multiple element arrangement.  Therefore, we evaluated various Accounting Standards Codification, or ASC, topics that address measurement when equity is involved, although this transaction is not precisely in the scope of those topics.  We considered ASC 505-50, Equity-Based Payments to Non-Employees, and ASC 805-50, Acquisition of Assets Rather than a Business.  ASC 505-50 includes measurement of consideration in the form of equity in exchange for services and ASC 805-50 includes measurement of consideration and allocation guidance for entities acquiring multiple assets in a single transaction.  Both ASC 505-50 and ASC 805-50 provide for measurement of the consideration received at fair value.

ASC 505-50 discusses the measurement for transactions when equity instruments are issued to nonemployees in exchange for the receipt of goods or services.  ASC 505-50 requires that equity instruments issued to a nonemployee be measured by the issuer at fair value.  The accounting for the entity that receives equity instruments in exchange for goods and services is also addressed in ASC 505-50 (in ASC 505-50-25-5 and ASC 505-50-55-25 through 55-27).  This guidance provides an accounting model for the recipient that is generally symmetrical to the issuer’s accounting model for the recognition and measurement of equity instruments under ASC 505-50 (i.e. the grantor and grantee’s accounting should reflect a similar measurement date and fair value).  We believe this literature supports the position that the RMR Inc. shares we received should be measured at their fair value.

ASC 805-50-30 discusses the initial measurement of acquisitions of assets rather than a business. Asset acquisitions involving a non-cash component are measured on a relative fair value basis based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more reliably measureable.  Given the transaction included cash and shares being paid by us, which had readily determinable fair values, such value is more reliable than assets received and should, therefore, represent the consideration for the transaction.  However, the RMR Inc. shares had a fair value in excess of the aggregate $58.4 million paid.  This difference is the vendor consideration that relates to the inducement by and among RMR LLC, RMR Inc. and us to amend the Management Agreements to 20 year terms.  ASC 805-50 states that an asset acquisition does not give rise to goodwill (and by extension, a bargain purchase gain).  Therefore, the excess of the fair value over the costs of assets acquired in an asset acquisition shall be allocated based on their relative fair value, with the exception of “non-qualifying assets” (i.e. those assets in which subsequent measurement guidance would require a gain or loss to be recognized, such as an impairment).

We determined the 5,272,787 class A common shares of RMR Inc. we received meets the definition of a financial asset in ASC 860, Transfers and Servicing, and therefore meets the definition of a non-qualifying asset.  Non-qualifying assets should be recorded at their fair value (as opposed to relative fair value) and the remainder should be allocated to the other assets and liabilities on a relative fair value basis.  Based on this guidance, we determined our acquisition of the RMR Inc. class A common shares should be recorded at its fair value of $136.3 million, rather than on a relative fair

Mr. Daniel L. Gordon

August 9, 2016

value basis and the residual negative value of the consideration should then be allocated to the customer inducement liability.

For the portion of the fair value allocated to the inducement liability, we believe it is appropriate to amortize this liability as a reduction to general and administrative expense pursuant to ASC 605-50, Customer’s Accounting for Certain Consideration Received from a Vendor. ASC 605-50 includes guidance for recognizing incentives provided by vendors.  In our case, we received additional economic value as an inducement to enter in the Management Agreements with our vendor, RMR LLC. Pursuant to ASC 605-50-45-12, cash consideration received by a customer should be presumed to be a reduction in the price of the vendor’s products or services and should therefore be shown as a reduction of cost of sales when recognized in the income statement of the customer. Cash consideration received by a customer from a vendor as defined in ASC 605-50 includes equity instruments received from the vendor. In this case, we received discounted shares of RMR Inc. in exchange for 20 year contracts for RMR LLC to provide services to us.

Since the inducement received by us applies to a 20 year contract with RMR LLC to provide business and property management services, the entire amount would not be recognized as a reduction to operating expenses immediately, but rather over the initial term of the Management Agreements as services are delivered. Although ASC 605-50 does not explicitly address the timing of recognition, we believe that implicit in the guidance is the requirement to classify vendor consideration as a reduction of expenses as the services are provided.  As a result, the liability is being amortized on a straight line basis over the initial 20 year term of the Management Agreements with RMR LLC as an allocated reduction to business management fees and property management fees, which are included in general and administrative and property operating expenses, respectively, in our consolidated statements of comprehensive income.

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We acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above. Please call me at (617) 796-8223 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer